SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                         SPORT SUPPLY GROUP, INC.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title and Class of Securities)

                                 848915104
                              (CUSIP Number)

                              Eugene I. Davis
                            Emerson Radio Corp.
                              Nine Entin Road
                       Parsippany, New Jersey  07054
                              (201) 884-5800

                              with a copy to:

                          Jeffrey M. Davis, Esq.
                           Wolff & Samson, P.A.
                            5 Becker Farm Road
                        Roseland, New Jersey  07068
                              (201) 533-6561
              (Name, Address, and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 5, 1996
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4), (5), or (6), check the following box ___.

          Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  848915104

                             Page 1 of 8 pages

                          Exhibit Index on page 6

Item 4.  Purpose of Transaction.

          Item 4 of Emerson*s Schedule 13D is hereby amended by deleting such Item in its entirety and substituting the following therefor:

          On October 11, 1996, Emerson delivered a written proposal (the "Original Proposal") to the Board of Directors of Sport Supply Group, Inc. ("SSG"), in which Emerson sought to acquire a controlling interest in SSG. Under the terms of the Original Proposal, Emerson sought to purchase from SSG an additional 1,333,333 shares of the common stock, $.01 par value per share (the "Common Stock"), of SSG at a purchase price of $6.00 per share (for aggregate consideration of approximately $8 million) and sought to purchase, for an aggregate consideration of $800, 5-year warrants to acquire an additional 1,333,333 shares at an exercise price of $6.50 per share, subject to adjustment. Had the Original Proposal been accepted, upon acquisition of such shares, but prior to the exercise of any of such warrants, Emerson would have owned approximately 25% of the outstanding shares of the Common Stock, and assuming exercise of all such warrants, would have beneficially owned approximately 35% of the Common Stock. Emerson was also to be granted registration rights on the resale of the shares of Common Stock it would have owned, as well as on the exercise and resale of the shares it could have acquired under the warrants. In addition, Emerson would have arranged for foreign trade credit financing of $2 million for the benefit of SSG to supplement existing credit facilities.

          As part of its Original Proposal, SSG would have caused a majority of the members of its Board of Directors to consist of Emerson*s designees. Emerson*s Original Proposal contemplated that SSG*s current Chairman and Chief Executive Officer would have resigned and been retained by SSG as a consultant, on terms to have been negotiated. Emerson would have caused SSG to comply with its current contractual obligations to such officer upon the change in control. All other members of senior management would have been retained.

          The Original Proposal was subject to various conditions (including resolution of SSG*s current defaults with its primary lender or replacement of such lender by Emerson) and the negotiation and execution of definitive documentation. Under the Original Proposal, Emerson was seeking an expeditious closing of these transactions, by no later than November 15, 1996.
          On November 5, 1996, Emerson delivered a revised proposal (the "Revised Proposal") to SSG under which Emerson would purchase from SSG 1,714,286 shares of Common Stock at a purchase price of $7.00 per share (for aggregate consideration of approximately $12 million). In addition, under the Revised Proposal, Emerson would purchase, for an aggregate consideration of $600, 5-year warrants to acquire an additional 1,000,000 shares of Common Stock at an exercise price of $7.50 per share, subject to adjustments. If the Revised Proposal is accepted, Emerson will own approximately 28% of the outstanding shares of the Common Stock, prior to the exercise of any such warrants, and assuming exercise of all such warrants, will beneficially own approximately 35% of the Common Stock.

          Under the Revised Proposal, Emerson clarified its position with respect to language in the Original Proposal which appeared to require SSG's current Chairman and Chief Executive Officer to resign as an employee, officer, and/or director of SSG and each of its subsidiaries prior to closing. The Revised Proposal clarifies Emerson's intention to cause SSG to honor its contractual commitments to such officer, without any requirement that such officer resign or enter into a consulting
agreement or non-competition  agreement  prior to closing.   Emerson
intends to pursue a revised arrangement with such officer, but the finalization of such an arrangement shall not be a precondition to closing.

          Finally, the Revised Proposal contemplates that Emerson be paid a termination fee of $750,000, rather than $1,000,000 as contemplated by the Original Proposal, if a transaction with Emerson is not consummated for any reason except for the willful failure to close by Emerson.

          Except as set forth above, the Revised Proposal provides that the terms of the Original Proposal remain unchanged, except as may be modified in negotiation and set forth in definitive documentation executed by Emerson and SSG. Emerson has been invited to discuss the Revised Proposal with a Special Committee of the SSG Board of Directors.

          Emerson and Emerson Radio (Hong Kong) Limited ("Emerson HK") intend to continue to review from time to time their position with respect to the shares of Common Stock, and may, depending on SSG*s response to its Revised Proposal, the circumstances then existing, including their evaluation of SSG*s business, assets, operations, the industry in general, economic conditions, prevailing market prices for the Common Stock, investment opportunities of Emerson and Emerson HK, and other factors, determine to increase, decrease, or dispose of the ownership of the Common Stock, or revise or retract Emerson*s current proposal.

          Except for the Revised Proposal described above, as of the date hereof, neither Emerson nor Emerson HK has any plan or proposal relating to:

          (a) The acquisition by any person of additional securities of SSG, or the disposition of securities of SSG;

          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving SSG or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of SSG or any of its subsidiaries;

          (d) A change in the present board of directors or management of SSG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) A material change in the present capitalization or dividend policy of SSG;

          (f) One or more other material changes in SSG*s business or corporate structure;

          (g) Changes in SSG*s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of SSG by any person;
          (h) Causing a class of securities of SSG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of SSG becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 7.  Material to be Filed as Exhibits.

          Item 7 of Emerson*s Schedule 13D is amended by deleting such Item in its entirety and substituting the following therefor:

          The following exhibits are being filed herewith:

     (1) Proposal letter dated October 11, 1996, from Emerson to the Board of Directors of SSG.

     (2)  Revised proposal letter dated November 5,  1996,  from Emerson to
SSG.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              EMERSON RADIO (HONG KONG)
                                LIMITED

                              By:  /s/ Eugene I. Davis
                                   Name:  Eugene I. Davis
                                   Title: Director

                              EMERSON RADIO CORP.

                              By:  /s/ Eugene I. Davis
                                   Name:  Eugene I. Davis
                                   Title: President

                           EXHIBIT INDEX


Exhibit No.          Exhibit Name                                   Page No. in Sequential
                                                                    Numbering System
(1)                  Proposal Letter dated October 11, 1996, from   Filed with Amendment No. 1
                     Emerson Radio Corp. to the Board of Directors  to Schedule 13D
                     of Sport Supply Group, Inc.
(2)                  Revised Proposal Letter dated November 5,              7
                     1996, from Emerson Radio Corp. to Sport Supply
                     Group, Inc.

                             EXHIBIT 2

                        EMERSON RADIO CORP.
                           9 Entin Road
                           P.O. Box 430
                 Parsippany, New Jersey 07045-0430




                                                 November 5, 1996



Mr. Terry Babilla
Mr. Bob Philip
Mr. Bill Watkins
Sport Supply Group, Inc.
1901 Diplomat
Farmers Branch, Texas 75234

          RE: REVISED EMERSON RADIO CORP. ("EMERSON") ACQUISITION PROPOSAL FOR SPORT SUPPLY GROUP, INC. ("SSG")

Gentlemen:

     We are in receipt of correspondence dated November 1, 1996 and November 4, 1996 addressed to our counsel, Jeff Davis, from Terry Babilla, advising Emerson that the SSG Board of Directors has designated a Special Committee to enter into substantive negotiations with Emerson regarding its Proposal of October 11, 1996 as amended and clarified hereby. Emerson appreciates the opportunity to enter into substantive discussions with the Special Committee and to conclude a transaction as promptly as possible. It is our intention to follow the schedule suggested by LaSalle Business Credit, Inc. which anticipated that a closing could occur within two business weeks after Emerson and SSG had entered into a binding agreement. We believe that the two-week period will allow us to complete negotiations and documentation with LaSalle and/or Congress Financial Corporation and will permit SSG to complete its documentation (e.g., fairness opinions) and receive any necessary third party approvals.

     Accordingly, in the interest of prompt consummation of a recapitalization and refinancing transaction for SSG and subject to our understanding, as set forth above, of the role and authority of the Special Committee, Emerson hereby amends and clarifies its October 11, 1996 Proposal, as follows:

     1. Emerson, or a direct or indirect subsidiary of Emerson ("the Purchaser"), will purchase directly from SSG 1,714,286 shares of newly issued common stock (the "Stock") of SSG at a purchase price of $7.00 per share, for aggregate consideration of approximately $12 million.

     2. The Purchaser will purchase from SSG, for $600, warrants (the "Warrants") to purchase an aggregate of 1,000,000 shares of Stock at an exercise price of $7.50 per share, subject to customary anti-dilution adjustments. The Warrants shall have a term of five years and have such other terms as shall be acceptable to Emerson.

     3. Emerson will not require Michael Blumenfeld to resign as an employee, officer, and/or director of SSG and each of its subsidiaries prior to closing. Emerson will cause SSG to honor its contractual commitments to Mr. Blumenfeld. Mr. Blumenfeld will not be required, nor shall it be a condition to the transaction that he be required, to enter into any consulting agreement or non-competition agreement prior to closing. The foregoing should not be construed as an indication that Emerson's position with respect to Mr. Blumenfeld has changed from its initial Proposal. Rather, it is Emerson's intention to clarify that the resolution of these matters outside the scope of pre-existing agreements is not a precondition to closing of the financing transaction, and is not an impediment to the prompt and necessary recapitalization of SSG.

     4. A termination fee shall be payable to Emerson by SSG equal to $750,000 if a transaction with Emerson is not consummated for any reason except for the willful failure to close by Emerson.

     Except as modified or clarified as specifically set forth above, the terms of the October 11, 1996 Proposal shall remain unchanged, except as may be modified in negotiation and set forth in definitive documentation executed by Emerson and SSG. We hope that the foregoing revisions to our Proposal assist the Special Committee in bringing this matter to a rapid resolution. We look forward to meeting with you in Memphis.

                                   Very truly yours,

                                   /s/ Eugene I. Davis

                                   Eugene I. Davis
                                   President

EID/sw
cc:  G. Jurick
     J. Walker
     J. Davis


339649-1